EXPEDIA, INC.

333 108th Avenue N.E.

Bellevue, WA 98004

VIA EDGAR

December 8, 2015

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Nolan McWilliams, Anne Nguyen Parker and Daniel Duchovny

RE:	Expedia, Inc.
Registration Statement on Form S-4
File No. 333-208025

Dear Mr. McWilliams, Ms. Parker and Mr. Duchovny:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Expedia, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 4:00 p.m., Eastern time, on December 10, 2015, or as soon as possible thereafter.

In connection with this request, the Company acknowledges the following:

1.	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew Nussbaum at (212) 403-1269 or AJNussbaum@wlrk.com or Viktor Sapezhnikov at (212) 403-1122 or VSapezhnikov@wlrk.com of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please inform either or both of them when this request for acceleration has been granted. Thank you for your continued assistance.

Sincerely,

EXPEDIA, INC.

By:	/s/ Robert J. Dzielak
Robert J. Dzielak
Executive Vice President, General Counsel
and Secretary

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